SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 9, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐       Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

March 9, 2009
Mongolian Parliament’s review of draft Oyu Tolgoi
Investment Agreement scheduled to begin this week
Statement by John Macken, President and Chief Executive Officer, Ivanhoe Mines
ULAANBAATAR, MONGOLIA — Mongolia’s State Great Khural (national Parliament) is scheduled to begin its consideration this week of the draft Investment Agreement covering the development of the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region.
Prime Minister S. Bayar presented the draft agreement to the Speaker of the Parliament D. Demberel last week, beginning the final stage of the approval process. Each page of the draft agreement was initialled by representatives of the Mongolian Cabinet and Ivanhoe Mines Mongolia last week following the completion of negotiations and approval in principal of the agreement by the National Security Council.
Ivanhoe Mines will brief all stakeholders on the details of the investment agreement, subject to final approval of the agreement by the Mongolian Parliament and approvals by the Boards of Directors of Ivanhoe Mines and Rio Tinto.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines +1.604.688.5755
Investor Relations: Bill Trenaman
Media: Bob Williamson

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 9, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary